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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
  (UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 5)

                             SHAW INDUSTRIES, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                                  COMMON STOCK
                 SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                         (Title of Class of Securities)


                                  8202-86-102
                     (CUSIP Number of Class of Securities)

                            Bennie M. Laughter, Esq.
                 Vice President, Secretary and General Counsel
                             Shaw Industries, Inc.
                             616 East Walnut Avenue
                                P.O. Drawer 2128
                             Dalton, Georgia 30720
                            Telephone (706) 278-3812
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:
                            Gabriel Dumitrescu, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                            191 Peachtree Street NE
                                Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600


                           CALCULATION OF FILING FEE
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         TRANSACTION VALUATION*              AMOUNT OF FILING FEE
              $186,000,000                          $37,200
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*For the purpose of calculating the filing fee only, this amount is based on the purchase of 12,000,000 shares of common stock at the maximum tender offer price of $15.50 per share. Payment of the filing fee due in connection with this Schedule TO has been offset by amounts previously paid by Shaw Industries, Inc. as shown below. Accordingly, a filing fee of $4,800.00 is payable at this time.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:
$32,400                                      Shaw Industries, Inc.

Form or Registration No.:                    Date Filed:
Schedule TO                                  March 13, 2000


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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.    [X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.   [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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        This Amendment No. 5 to the Tender Offer Statement on Schedule TO
relates to the tender offer by Shaw Industries, Inc., a Georgia corporation, to purchase 12,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, including the associated rights to purchase Series A Participating Preferred Stock issued pursuant to the Amended and Restated Rights Agreement dated April 10, 1999, between Shaw Industries, Inc. and EquiServe Trust Company, N.A., as amended. Unless the context otherwise requires, all references to shares shall include the associated preference stock purchase rights.

        Shaw has amended its offer by increasing the prices at which shareholders may tender their shares. Shareholders may now tender their shares for purchase by Shaw at a price not in excess of $15.50 nor less than $13.50 per share, net to the Seller in cash, without interest.

        In addition, Shaw has extended the expiration date of the offer from 12:00 midnight, New York City time, on Friday, April 7, 2000 to 12:00 midnight, New York City time, on Wednesday, April 19, 2000.

        The Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Letter to Clients, and Revised Letter to Participants, which were previously filed with the Schedule TO as Exhibits
(a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(2)(E), and (a)(1)(G),
respectively, are being amended and refiled herewith as Exhibits (a)(1)(H),
(a)(1)(I), (a)(1)(J), (a)(1)(K), (a)(1)(L), and (a)(1)(M), respectively.

ITEM 12.       EXHIBITS.

(a)(1)(A)      Offer to Purchase, dated March 13, 2000*
(a)(1)(B) Letter of Transmittal (including certification of taxpayer identification number on substitute Form W-9)*
(a)(1)(C)      Notice of Guaranteed Delivery*
(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 13, 2000*
(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees*
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G) Revised letter to Participants for use by the Trustee of the Retirement Savings Plan*
(a)(1)(H)      Supplement to the Offer to Purchase, dated April 5, 2000
(a)(1)(I) Supplement to the Letter of Transmittal (including certification of taxpayer identification number on Substitute Form W-9)
(a)(1)(J)      Supplement to the Notice of Guaranteed Delivery
(a)(1)(K) Supplement to the Letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(L) Supplement to the Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(M) Supplement to the Letter to Participants for use by the Trustee of the Retirement Savings Plan
(a)(2)-(4)     Not applicable
(a)(5)(A)      Press Release, dated March 10, 2000*
(a)(5)(B)      Summary Advertisement, dated March 13, 2000*
(a)(5)(C) Letter to shareholders from Robert E. Shaw, the Chairman of the Board and Chief Executive Officer of Shaw dated March 13, 2000*
(a)(5)(D)      Press Release, dated March 13, 2000*
(a)(5)(E)      Press Release, dated March 27, 2000*
(a)(5)(F)      Press Release, dated March 31, 2000*
(a)(5)(G) Letter to shareholders from Robert E. Shaw, the Chairman of the Board and Chief Executive Officer of Shaw dated April 5, 2000

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(b)      Amended and Restated Credit Agreement as of March 16, 1998 among Shaw, the lenders appearing on the signature pages thereto, NationsBank, N.A. and SunTrust Bank, Atlanta. (Incorporated herein by reference to Exhibit 99.3 to Shaw's Quarterly Report on Form 10-Q filed with the Commission on November 17, 1998 (File No. 1-6853).)
(c)      Not applicable
(d)      Not applicable
(f)      Not applicable
(g)      Not applicable
(h)      Not applicable

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*Previously filed

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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             SHAW INDUSTRIES, INC.

                                             By: /s/ B.M. Laughter
                                                -------------------------------
                                                Name: B.M. Laughter
                                                Title: Vice President



Dated: April 5, 2000

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                    DESCRIPTION
-------                   -----------
(a)(1)(A)      Offer to Purchase, dated March 13, 2000*
(a)(1)(B)      Letter of Transmittal (including certification of taxpayer identification number on substitute Form W-9)*
(a)(1)(C)      Notice of Guaranteed Delivery*
(a)(1)(D)      Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 13, 2000*
(a)(1)(E)      Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees*
(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)      Revised letter to Participants for use by the Trustee of the Retirement Savings Plan*
(a)(1)(H)      Supplement to the Offer to Purchase, dated April 5, 2000
(a)(1)(I)      Supplement to the Letter of Transmittal (including certification of taxpayer identification number on Substitute
               Form W-9)
(a)(1)(J)      Supplement to the Notice of Guaranteed Delivery
(a)(1)(K)      Supplement to the Letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(L)      Supplement to the Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(M)      Supplement to the Letter to Participants for use by the Trustee of the Retirement Savings Plan
(a)(2)-(4)     Not applicable
(a)(5)(A)      Press Release, dated March 10, 2000*
(a)(5)(B)      Summary Advertisement, dated March 13, 2000*
(a)(5)(C)      Letter to shareholders from Robert E. Shaw, the Chairman of the Board and Chief Executive Officer of Shaw dated
               March 13, 2000*
(a)(5)(D)      Press Release, dated March 13, 2000*
(a)(5)(E)      Press Release, dated March 27, 2000*
(a)(5)(F)      Press Release, dated March 31, 2000*
(a)(5)(G)      Letter to shareholders from Robert E. Shaw, the Chairman of the Board and Chief Executive Officer of Shaw dated
               April 5, 2000
(b)            Amended and Restated Credit Agreement as of March 16, 1998 among Shaw, the lenders appearing on the signature pages thereto, NationsBank, N.A. and SunTrust Bank, Atlanta. (Incorporated herein by reference to Exhibit 99.3 to Shaw's
               Quarterly Report on Form 10-Q filed with the Commission on November 17, 1998 (File No. 1-6853).)
(c)            Not applicable
(d)            Not applicable
(f)            Not applicable
(g)            Not applicable
(h)            Not applicable


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*Previously filed